Mail Stop 4561
via fax (513) 723-3452

July 31, 2008

David F. Dougherty
Chief Executive Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

> **Re:** **Convergys Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2007**
> **File No. 001-14379**

Dear Mr. Dougherty:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief